UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934(1)
                               (Amendment No. 1)


                                HealthStar Corp.
                                ----------------
                                (Name of Issuer)


                     Common Stock Par Value $.001 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    15850C201
                                  ------------
                                 (CUSIP Number)


                           Joseph P. Richardson, Esq.
                                 Bryan Cave LLP
                      Two North Central Avenue, Suite 2200
                    Phoenix Arizona 85004 Phone: 602-364-7000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 15850C201                                            Page 2 of 4 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stephen J. Carder         S.S.N. ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 15850C201                                            Page 3 of 4 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share ("Securities") of HealthStar Corp. (the "Issuer"), a Delaware corporation, whose principal executive officer is Stephen J. Carder, and the principal offices are located at 9495 East San Salvador Drive, Scottsdale, Arizona 85258.

ITEM 2. IDENTITY AND BACKGROUND

        The party on whose behalf this statement is filed is Stephen J. Carder who maintains a principal residence at 8417 East Whispering Wind, Scottsdale, Arizona. This statement is an amendment to a previously filed Schedule 13D which reported Stephen J. Carder as the owner of 1,100,000 shares of the issuer.

        The reporting person has disposed of all of his shares, and as a result of these transactions the reporting person currently owns less than 5% of all issued and outstanding shares of common stock of the Issuer.

        The reporting person has not been convicted in any criminal proceeding in the last 5 years. The reporting person has not, in the last five years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        N/A

ITEM 4. PURPOSE OF TRANSACTION

        N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The reporting person no longer owns any shares of the Issuer.

        On or about May 21, 1999, Reporting Person as Trustee of the 1997 Carder Family Trust entered into a Stock Purchase Agreement with Galapacho Holdings Limited, Inc., American Off Shore Management Limited and Forward Looking Technologies Limited, Inc. Purchasers purchased 179,167, 179,167 and 179,166 shares, respectively at a price of $4.00 per share. The closing of this transaction took place on June 6, 1999. The reporting person is not an affiliate of any of these purchasers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF ISSUER

        N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        No exhibits are being filed with this amendment.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 15850C201                                            Page 4 of 4 Pages
-------------------                                            -----------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July __, 1999


                                           /s/ Stephen J. Carder
                                           -------------------------------------
                                           Stephen J. Carder